                                                                    EXHIBIT 99.1


                      Executive Summary Appraisal of the


                          Per Share Fair Market Value
                          ---------------------------


                                     of a

                   Common Stock Marketable Minority Interest

                                      of

                            Primal Solutions, Inc.
                            -----------------------


                                     as of

                              September 15, 2000



                                SE Biz Val, LLC

                            737-B Little Neck Road

                           Virginia Beach, VA  23452

                             Phone (757) 463-2071

                                (800) 766-9056

                              Fax (757) 498-7029


             Date of Executive Summary Report:  November 15, 2000

                               TABLE OF CONTENTS

Transmittal Letter and Executive Summary...................................   1
 Description of Assignment.................................................   1
 Acquisition of Primal by Avery - September 30, 1999.......................   1
 Planned Spin-off of Primal by Avery to be Consummated October 31, 2000....   1
 The Spin-off Will Result In Taxable Income To The Avery Shareholders......   2
 Expected Equity Capital Structure of Primal Solutions Post Spin-off.......   2
 Primal's Stock Will Be Traded On The OTCBB Market.........................   3
 Appraisal Performed in Conformance to Professional Standards of Practice..   4
 Standard, Definition and Premise of Value.................................   4
 Valuation Terms and Conditions............................................   5
 Information Considered....................................................   5
 The Use of Projected Forward-Looking Statements...........................   6
 Summary Description of the General Economic Environment...................   7
 Summary Description of the Telecommunications Industry....................   7
 Summary Description of Primal Solutions, Inc..............................   8
 Summary of Valuation Methods Utilized.....................................   8
   The Discounted Cash Flow Valuation Method...............................   9
   The Publicly Traded Guideline Valuation Method..........................  12
 Appraisal Conclusion......................................................  13

                                    Page i

                       --------------------------------

                                SE Biz Val, LLC
                            737-B Little Neck Road
                           Virginia Beach, VA 23452
                   Tel. (757) 463-2071 / Fax (757) 498-7029

                               January 26, 2001

The Board of Directors
Avery Communications, Inc.
190 South LaSalle Street, Suite 1410
Chicago, IL  60603

Gentlemen:

Description of Assignment

The reason for our engagement is to provide you with our independent, objective professional Opinion of Per Share Fair Market Value of the common stock of Primal Solutions, Inc. ("Primal" or "the Company"), a Delaware corporation and one of the operating subsidiaries of Avery Communications, Inc. ("Avery"), also a Delaware corporation. The valuation date shall be "current" as of September 15, 2000, the date of the original appraisal report.

SE Biz Val, LLC was retained by Avery to appraise the per share fair market value of the common stock of Primal Solutions, Inc. as of the date of its spin-off, to serve as a basis for establishing the amount of any taxable gain to Avery and the Primal dividend and capital gain value to Avery stockholders resulting from the spin-off. The spin-off transaction is expected to be consummated on October 31, 2000. If necessary, we will update this September 15th appraisal of the per share fair market value of Primal's capital stock received in the spin-off as of the actual spin-off date of record.

Acquisition of Primal by Avery - September 30, 1999

In March 1999, Primal Systems, Inc. and a wholly-owned subsidiary of Avery (Primal Solutions, Inc.) entered into a merger agreement. Pursuant to this agreement, Primal was purchased effective after the close of business on September 30, 1999. As part of this merger, Avery also acquired Wireless Billing Solutions, Primal's subsidiary, which sells and supports convergent billing, customer care and mediation system software products. The transaction was accounted for using the purchase method of accounting with revenues and expenses of Primal being included in Avery's operations from the acquisition date.

At the time of the merger, Avery issued 3,945,175 shares of Avery's convertible preferred stock in exchange for all of the issued and outstanding shares of Primal. Of this amount, 1,945,188 shares were held in escrow, to be issued to Primal's shareholders based upon the operating performance of Primal, as defined. Upon the meeting of certain operating performance thresholds by Primal, the Primal shareholders would receive up to a maximum of 4,000,000 additional shares of Avery convertible preferred stock as additional consideration for the merger. In addition, upon Primal's satisfaction of certain operating performance levels during this period, certain shareholders of Primal will have the right in September and October 2000 to require Avery to repurchase up to 1,550,000 shares of Avery common stock issued upon the conversion of Avery preferred stock received in the merger for the purchase price of $2.50 per share.

Planned Spin-off of Primal by Avery to be Consummated October 31, 2000

On July 30, 2000, the Board of Directors of Avery approved the spin-off of Primal Solutions, Inc. (see Primal Solutions, Inc. Preliminary Distribution Agreement, dated July 31, 2000). The decision revised the plan announced February 29, 2000 to spin-off HBS Billing Services Company ("HBS") its local exchange carrier billing clearing house business. Avery is spinning-off Primal's common stock pursuant to the terms of the Primal Solutions, Inc. Preliminary Distribution Agreement, dated July 31, 2000 (the "Distribution Agreement"), by and among Avery, Primal, and certain Avery stockholders, and "Old Primal Stockholders."

The reason for the Primal spin--off is that Primal's parent, Avery Communications, intends to develop and pursue business opportunities which will have, as compared to the business currently carried out by Primal, differences with respect to markets and capital requirements and will require a different business plan. Avery's board of directors believes that separating Primal's software development business from Avery's intended businesses will allow each company to expand its business more rapidly, as well as pursue strategies and focus on objectives appropriate to its business.

The spin-off is conditioned upon the satisfaction of certain conditions necessary to consummate the spin-off. In particular, Avery and Primal must have obtained all orders, rulings, consents or approvals, governmental or otherwise, necessary to consummate the spin-off. Avery and Primal must furnish to the other all documents and certificates, including assignments and conveyances, necessary to consummate the spin-off; and the Primal common stock shall have been registered under the 1934 Act. The Avery board of directors has the right to cancel or defer the spin-off, at its sole discretion, even if the conditions to the spin-off are met.

The spin-off will be recorded at book value for accounting purposes, since Primal is an ongoing business. The valuation of the Primal stock to be distributed, which will be determinative for the assessment of taxes payable on any realized taxable income or capital gain, will be determined through this appraisal of Primal's business being performed by SE Biz Val.

The Spin-off Will Result In Taxable Income To The Avery Shareholders

As a result of the spin-off, each holder of Avery common stock will be considered to have received a taxable dividend in an amount equal to the fair market value of the shares of Primal's common stock received in the spin-off. Each holder of Avery series g preferred stock will be deemed to have received an amount equal to the fair market value of the shares of Primal's common stock received in redemption for the shares of Avery series g preferred stock minus the holder's tax base in such Avery series g preferred stock. For federal income tax purposes, the distribution of Primal's common stock to the Avery stockholders will be treated as a dividend to the extent of Avery's current and accumulated earnings and profits. To the extent the distribution is not a dividend, the distribution should be treated as a return of capital to the stockholders that is to be applied against, and in reduction of, the adjusted basis of the Avery stock. If the distribution exceeds the adjusted basis of the Avery stock, the excess will be taxed as a capital gain. The actual fair market value of Primal's common shares will be determined based upon this appraisal (as updated if necessary).

Expected Equity Capital Structure of Primal Solutions Post Spin-off

Under the terms of the spin-off agreement with Primal, each common shareholder of Avery Communications on the record date of the spin-off will receive one share of Primal common stock for each share of Avery's common stock held on that date. In addition, owners of shares of Avery's series A, B, C, D or E convertible preferred stock will receive Primal common stock, in the amount of the preferred stock's common stock equivalent for each share of Avery preferred stock held on the record date of the spin-off. The exercise and conversion price of outstanding stock warrants, options and convertible securities will be adjusted to reflect the spin-off. The spin-off will be a taxable transaction for federal income tax purposes.

The spin-off transaction will involve the distribution by Avery of 11,547,264 shares of Primal's common stock as a dividend to the holders of record of Avery common stock, the issuance of 1,662,667 shares of Primal stock to the holders of Avery's preferred stock Series A-E, the issuance of 280,000 shares of Primal stock to the holder of Avery's convertible debt, and the issuance to "former Primal shareholders" of 6,207,026 shares of Primal stock known as the "Primal Consideration" under the terms of the spin-off agreement. The 19,696,957 shares of Primal's common stock will constitutes all of Primal's post spin-off issued and outstanding shares of common stock (see the schedule below).

After the spin-off, Primal will be a separate company, no longer owned in any way by Avery. Certificates evidencing the 19,696,957 shares of Primal's common stock will be distributed by mail within a reasonable time after the Distribution Date.

As part of the spin-off transaction, the original Primal owners, have agreed to receive 15% and 32% of Avery and Primal, respectively, on fully diluted basis. In addition, the former Primal shareholders have agreed to waive their right for Avery to repurchase $3.9 million of their Avery stock and Avery has agreed to provide $4.0 million in working capital to Primal prior to the spin-off. The schedule below presents the equity ownership of Primal post spin-off:

          Avery Communications, Inc.
          Primal Distribution Shares



Avery common stock to receive Primal distribution                        11,547,264
                                                                         ----------

Preferred Stock (Common Stock Equivalents)           Preferred  Conversion
                                                        Shares    Factor
                                                     ----------  ------
     Series A                                           391,667     2.5     156,667
     Series B                                           390,000     1.0     390,000
     Series C                                            40,000     2.5      16,000
     Series D                                         1,500,000     2.0     750,000
     Series E                                           350,000     1.0     350,000
                                                                         ----------
                                                                          1,662,667
                                                                         ----------

Convertible Debt                                     $  350,000    1.25     280,000
                                                                         ----------

Shares to registered under the Primal SB-2                               13,489,931

Total Primal consideration                                                6,207,026
                                                                         ----------

Total Primal shares after distribution                                   19,696,957
                                                                         ==========



Primal's Stock Will Be Traded On The OTCBB Market

Primal will file a registration statement to register all shares of Primal common stock held by the former Primal stockholders for resale under the Securities Act as soon as practicable, but in no event later than 90 days after completion of the distribution, Primal will use its commercially reasonable best efforts to cause such registration statement to be declared effective by the SEC, and will pay all related costs and expenses. Primal will cause such registration statement to comply in substance and as to form in all material respects with the requirements of the Securities Act and the rules promulgated thereunder.

Primal's common stock is therefore expected to commence trading upon the OTCBB market (the over-the-counter bulletin board market) subsequent to the spin-off. The OTCBB market consists of publicly traded securities whose companies are not large enough or well capitalized enough to meet the qualifications to trade on the larger more organized stock markets, such as the Nasdaq National Market, the American and New York exchanges. A limited number of "market makers" are available on the OTCBB for any particular stock issue, and trading activity can be "thin" and sporadic. As a result, investors holding OTCBB traded securities do not enjoy the same level of liquidity as investors in securities traded on the larger stock exchanges.

There are numerous studies that show significant discounts for lack of marketability exist for stock that is restricted as to its marketability. The summary of the Restricted Stock Studies indicated a median discount of 36%. In the Emory Studies, it was 45%. In the Willamette it was 40%-45%.

Since Primal's common stock will be traded on the OTCBB market, common shareholders post spin-off may well face a relatively high degree of price uncertainty and consequent market illiquidity at least for the first 12 months of trading. Accordingly we determined the discount for lack of marketability to be 15% for the common stock shares of the Company over the price level that might be expected to obtain in a larger more organized and active trading environment of the Nasdaq NM or other similar stock exchanges (see the report section entitled "Discount for Lack of Marketability Investment Risk" for a detailed analysis of this issue).

Appraisal Performed in Conformance to Professional Standards of Practice

This appraisal was performed in accordance with the Uniform Standards of Professional Appraisal Practice (USPAP), as promulgated by The Appraisal Foundation. We also followed the procedures established by the American Society of Appraisers, the American Institute of Certified Public Accountants, and the Institute of Business Appraisers (IBA).

SE Biz Val, as a customary part of its business, is regularly engaged in the appraisal of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and appraisals for estate, corporate and other purposes.

Standard, Definition and Premise of Value

The standard of value for this appraisal is fair market value (FMV). IRS Revenue Ruling 59-60 defines fair market value as:

   The price at which the property would change hands between a willing buyer and a willing seller when the former is not under any compulsion to buy and the latter is not under any compulsion to sell, both parties having reasonable knowledge of the relevant facts.

Therefore, for purposes of this appraisal, the term "fair market value" is defined as the amount per share at which a minority interest in the common stock of Primal Solutions, Inc. would change hands between a willing buyer and willing seller, both having reasonable knowledge of the relevant facts, neither being under any compulsion to act, with equity to all, and under the marketability benefit and constraints of the OTCBB stock market. Hence, we consider the per share "fair market value" of Primal's common stock to represent a "marketable minority interest."

A minority interest is an interest that has no control. Therefore, our appraisal has taken into account those discounts that would be experienced by a seller selling a minority interest assuming a reasonable exposure to the market. The business was also appraised under the appraisal premise of value in continued use, as part of a going concern entity. Furthermore, for purposes of this appraisal, we have assumed that after the spin-off, the outstanding shares of Primal common stock will have been fully distributed, and information concerning Primal, of the type normally available concerning publicly-traded companies, will have been appropriately disseminated. The Primal Solutions, Inc. common stock will be registered with the Securities and Exchange Commission ("SEC") and traded on the Over-the-Counter Bulletin Board market ("OTCBB market"), and Primal's common shareholders post spin-off may well face a relatively high degree of price uncertainty and consequent market illiquidity at least for the first 12 months of trading.

This appraisal took into account, among other factors, those factors required to be considered by Internal Revenue Ruling 59-60:

1.  The nature of the business and the history of the company.
2. The economic outlook in general and the outlook of the telecommunications industry in particular.
3.  The book value and the financial condition of Primal.
4.  The earning capacity of the company.
5.  The dividend-paying capacity of the company.
6.  Whether or not the company has goodwill or other intangible value.
7.  Sales of shares of stock and the size of the block to be valued.
8. The market price of stocks of corporations engaged in the same or similar lines of business as the company and whose stocks are actively traded in a free and open market, whether on an exchange or over-the-counter.

We have appraised Primal Solutions, Inc. as a going concern and assumed that the purchase price for a minority interest block of stock would be paid in cash at closing.

Valuation Terms and Conditions

During the appraisal, we were provided with audited and internal Company financial information with respect to Primal Solutions, Inc. We have accepted these statements without independent verification or audit.

We are independent of Primal Solutions, Inc. and have no interest in the business being valued, and our fee is not contingent on the outcome of this appraisal nor was it influenced by it.

This valuation report is prepared solely for the purposes herein stated and is intended for no other purpose, and individuals not informed of proper valuation procedures should not draw any conclusion from this report.

The attached certification, statement of limiting condition, and qualification of the principals of SE Biz Val, LLC, are integral parts of the appraisal opinion. A copy of this report and the working papers from which it was prepared will be kept in our files for five years.

Information Considered

Primal's management gave us information and materials ("information") pertaining to Primal that included, but was not necessarily limited to, the following:

 .   Primal's audited financial statements for the fiscal years ending
    December 31, 1997-1999 prepared by the company's CPAs, Deloitte & Touche.
 .   Relevant SEC filings of Avery Communications, Inc.
 .   A list of all current management employees showing their annual salaries.
 .   A list of the ownership of stock by principal shareholders.
 .   Personal meetings with key members of the management team.

Information on the outlook of the U.S. Economy was derived from the following sources:

 .   Economic Report of the President, 1998/1999
 .   Wall Street Journal
 .   Business Week On-line
 .   Federal Reserve Bank Publications On-line
 .   Shannon Pratt's Business Valuation Update
 .   Various publicly available Internet sources

For information on the software service business to telecommunications providers, we relied on the following:

 .   Hoovers' On-line
 .   Robert Morris Associates.  Annual Statement Studies.  1999
 .   Personal interviews with senior management of Primal
 .   World Merger and Acquisitions, Done Deals 1999
 .   Almanac of Financial Ratios - 1999
 .   Encyclopedia of American Industry, 1998.
 .   Various publicly available Internet sources

In preparing our opinion, we have relied on and assumed the accuracy and completeness of the information given to us by Primal's management as well as the sources we utilized. We have accepted the information as fairly reflecting the operations, trends, and financial position of Primal. We have neither independently investigated nor otherwise verified the accuracy or completeness of the information given to us and express no opinion or other form of assurance as to its accuracy or completeness. Furthermore, we have relied on representations of Primal's management that all information given to us is not false, inaccurate, incomplete, or misleading; and that no fact or information that would have had material bearing on our conclusions has been withheld or otherwise omitted.

We hereby make reference to all SEC filings made by Avery Communications, Inc. in regards to the 1999 acquisition, subsequent operation and current spin-off of Primal Solutions, Inc. We specifically refer the reader of this appraisal report to the information contained in the prospectus "Form SB-2 Registration Statement Under the Securities Act of 1933 -- Primal Solutions, Inc." We consider the information contained in these SEC filing documents to be an integral part of our valuation analyses.

The following summary discussions of the telecommunications software services industry, Primal Solutions operations and the associated investment risks are taken in whole or in part from Avery Communication and Primal SEC filings, Company public relations material, management discussions and other publicly available industry writings. We will not make specific attribution nor notification of direct quotes, though much of these discussions will be direct copies or paraphrases of the same discussions in the aforementioned SEC filings, promotional material and industry literature.

The Use of Projected Forward-Looking Statements

A fundamental tenant of investment value is that such value is based upon expected future returns to the investor. Hence, forming an appropriate and reasonable vision or outlook for the future financial performance of the Subject Company is required by anyone who seeks to invest in the Company's securities. Therefore, whether an investor seeks to evaluate the price of such an investment in terms of comparing the investment in the Subject Company to similar opportunities in the stock market (i.e., the Market Approach), or by directly evaluating the expected returns to be obtained from such an investment (i.e., the Income Approach), no basis for rational comparison exists without considering such a reasonable vision or outlook for the Subject Company.

Since forming a reasonable outlook for the Subject Company's future financial performance is so essential in the valuation of an investment in the Company, it is of paramount importance that investors have a meaningful method by which to assess any such projection or forecast put forward by the Company's management. Under the Securities and Exchange Commission's Regulation S-B (Integrated Disclosure System for Small Business Issuers), Item 10(d)(3), such a requirement is expressed as follows:

    "Investor Understanding - Disclosures accompanying the projections
     ----------------------
    should facilitate investor understanding of the basis for and limitations of projections. The Commission believes that investor understanding would be enhanced by disclosure of the assumptions which in management's opinion are most significant to the projections or are the key factors upon which the financial results of the enterprise depend and encourages disclosure of assumptions in a manner that will provide a frame-work for analysis of the projection. Management also should consider whether disclosure of the accuracy or inaccuracy of previous projections would provide investors with important insights into the limitations of projections."

Since forming a reasonable outlook for the Subject Company is so crucial to the rational valuation of the Company's equity securities, we have depicted a variety of forward-looking statements in our analyses of the general economy, the specific industry, and our analysis of the Subject Company itself. Such forward-looking statements in this appraisal report generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "plan," "seek," "believe," "project," or "forecast."

We believe that the expectations for the Subject Company reflected in such forward-looking statements contained in this valuation are reasonable. However, we cannot assure the reader that such expectations will occur. The Company's actual future performance could differ materially from such statements. Factors that could cause or contribute to such differences include, but are not limited to:

 .   the passage of legislation or court decisions adversely affecting the telecommunications industry;
 .   competition in the telecommunications industry; and
 .   the advent of new technology.

The reader should therefore not unduly rely on these forward-looking statements, which speak only as of the date of this appraisal. We are not obligated to release publicly any revisions to these forward-looking statements to reflect events or circumstances occurring after the date of this appraisal or to reflect the occurrence of unanticipated events. Important factors that could cause our actual results to differ materially from our expectations are discussed under "Risk Factors" and elsewhere in this appraisal report.

Summary Description of the General Economic Environment

Overall, we assess the current General Economic Environment as having a relatively neutral impact on the value of Primal Solutions. Increased economic growth will generate more demand for the Company's services, but increased input cost (labor and capital) will tend to hamper growth and profit margins. Stock market volatility and a return to "earnings" as a basis for valuing stock will hamper the Company in the short run as it tries to establish itself as a new listing on the OTCBB, but should help it in the long-run if it can generate a positive earnings history.

Summary Description of the Telecommunications Industry

The U.S. telecommunications industry has seen the proliferation of new products and services with the evolution of wireless, internet and traditional wireline technologies. The Telecommunications Act of 1996, which deregulated the local exchange market, has given a boost to competition. In addition to the events in the United States, there have been similar deregulation and privatization trends in Canada, Latin America, Europe and Asia, which have increased competition worldwide by allowing new entrants into the market. Annual global spending on telecom services, already $726 billion, is expected to grow to $1 trillion by 2001. The defining feature of today's telecommunications market is change, spurred by technological advances and deregulation.

The overall market for information technology (IT) services to the "new economy"
is very much in the developmental phase.   Right now communication service
providers (CSPs), network equipment manufacturers, IT service providers and consultancies are coming together to create operational support systems (OSS) solutions. "Coopetition" (cooperative competition) is currently the norm, as CSPs seek to expand their telecommunication service offerings into the new
Internet based economy.   Fast-growing OSS services reflect the importance of
support technologies that enable a proactive, self-service support model and highlight the movement in the support industry to transform the support organization from a reactive cost center to a valuable, important, and revenue-generating business model. However, competition is expected to heat up soon, and IT service providers will be faced with challenges involving technology, customers, business modes, and industry structure.

The current nature of the marketplace for Primal's products and services leads to (1) an expensive but necessary product development process, (2) a long lead time in sales, (3) shortened product life-cycles, (4) intense competition from a variety of competitors (some better capitalized with access to more resources),
(5) need for highly skilled and increasingly scarce employees, and (6) vulnerability of the enterprise's primary asset - its intellectual capital.

Thus, we would characterize the IT service providers segment of the telecommunications industry as one that has strong potential growth accompanied by rapid technological evolution, but constrained by increasing competition, market turmoil, a deficiency of trained skilled workers, and lack of global communication standards. The adaptive and regenerative capabilities of an IT service provider's management team will be as essential to success as its capabilities of providing next-generation OSS processes to its telecommunication industry customer base.

The structure of the market for suppliers of telecommunication software and IT products/services is highly fragmented, with no one company providing more than 10% of the demand for any product category. Another characteristic of these companies is that most of them are still in their "start-up" phase of their life cycle, being less than five years old. Because of the early stage of their life cycles, the changing nature of the marketplace itself as it rapidly evolves, the need to continually develop new product, and the cost of penetrating the expanding market, these software suppliers have been losing substantial amounts of income. Hence, a chronic condition for these "start-up" companies is a continual need for new capital to fund current losses and future growth. Equity investments in this economic sector are therefore bearing substantial risk, more akin to venture capital than established going concerns.

Summary Description of Primal Solutions, Inc.

Primal Solutions, Inc. was incorporated on June 28, 1996, to provide computer software programming, customization, program maintenance and product marketing for a variety of software languages and platforms. Through the acquisition of assets from Corsair in February 1999, Primal acquired the capability to design, develop, and support an integrated suite of client/server and browser-based software solutions focusing on customer acquisition and retention in the telecommunications industry, primarily utilizing decision support software and internet technologies.

Currently Primal is an information technology (IT) company that provides software products and systems support services primarily to the telecommunications industry. The Company develops, markets and supports customer management and billing software (CM&B), customer analytics software, and intelligent switch mediation software to support the converging requirements of wireless, Voice over Internet Protocol (VoIP), and data communications service providers (CSPs). Service providers using Internet Protocol (IP) networks transmit voice and data communications via IP either over the Internet, or private networks, while wireless telecommunications operators utilize radio frequency to transmit and receive cellular and messaging communications.

Primal's Operational Support System (OSS) Suite, comprised of Connect CCB(TM), Access IM(TM), and Outfront CRM(TM), enable communications service providers to manage all aspects of the subscriber relationship from "switch to bill", for wireless or IP networks. This includes mission critical functions including account creation, event mediation, provisioning, usage tracking, rating, billing, customer management, reporting and marketing analysis. Primal's integrated OSS Suite provides a comprehensive "quick start" platform for start-up providers as well as a field proven scalability to support millions of subscribers for existing service providers. Primal's experience in managing and billing a wide variety of telephony and data services across wireless and IP networks provides a level of depth and flexibility not typically found in solutions developed specifically for a single type of service. Primal's OSS products currently support more than eleven million subscribers worldwide across the Company's current base of more than 16 major customers worldwide.

Primal's comprehensive and field-proven platform, in conjunction with its open architecture, and knowledge of wireless and IP domains, facilitates the rapid development of new services that can quickly integrate with both existing and new software and hardware platforms. Primal's principal executive offices are located at 18881 Von Karman, Suite 450, Irvine, California 92612, and their telephone number at that address is (949) 221-8550.

Hence, in summary, we would characterize Primal Solutions, Inc. as being an information technology (IT) company that provides web-based customer management solutions that enable wireless and internet communications providers to acquire, manage and analyze key customer data within the organization, and take action based on this intelligence. Established in 1996, the Company is young and still in the "start-up" phase of its life cycle.

The telecommunication software products/services market Primal competes in is highly chaotic, with fast changing and evolving technology coupled with a highly competitive and diverse marketplace. Staying on top of technological and market changes is the key to success in this industry. Doing that requires hiring and retaining highly skilled employees in an era in which such high technology talent is in short supply.

Summary of Valuation Methods Utilized

In determining the aggregate fair market value on an OTCBB marketable minority interest basis of the 19.7 million shares of Primal common stock that will be outstanding after the spin-off, we considered generally accepted valuation methodologies and, after due consideration, utilized primarily; (1) the cost of capital based discounted projected cash flow ("DCF") valuation method under the Income Approach, and (2) the market based capitalization of funds valuation method (i.e., the "Public Guideline Company Method") under the Market Approach.

The Discounted Cash Flow Valuation Method

The discounted cash flow ("DCF") valuation method under the Income Approach requires; (1) estimates of future cash flows, (2) identification of a discount rate that reflects the rate of return required by investors in alternative investments exhibiting similar characteristics of risk and reward in terms of both predictability of income and expected growth of income and/or capital appreciation, and (3) the "discounting" to present value of the projected future cash flows.

In preparing the DCF analysis, estimates of prospective operational performance and financial results were compiled principally from discussions with and assumptions furnished by the company's management but with consideration of historical results, published industry statistics, and our own understanding of the economics of industrial contracting firms. Nothing came to the attention of the personnel assigned to this engagement in the course thereof that would cause us to believe that the assumptions, when taken in their entirety, are unreasonable. We felt that the estimated profits used to determine value were indicative of the future. After assessing the Company's "market value" under this method, a final adjustment to account for the restricted marketability inherent in being traded on the OTCBB market was then applied to determine the fair market value of the company's common equity. We believe this assessment is a reliable indication of fair market value.

In the cost of capital based discounted projected cash flow method, we determined Primal Solutions' minority interest common equity market capitalization value by adding (1) the present value of projected discretionary cash flow for the eight years ended December 31, 2008 net of debt service and anticipated capital expenditures, and (2) the net present value of the terminal value after eight years. Eight years of projections were required because Primal would not show any substantive profitability or dividend paying capacity until year seven, given management's view that the Company would be operated on a "survival mode" basis, growing with internally generated funds.

In our analysis of the Subject Company, we performed a detailed analysis of Primal's historical financial performance. In addition, we have reviewed management's forecast for the years 2000 and 2001 and have adopted them for the first two years of our projections. We have then taken those projections out seven more years to a "stabilized" level of financial performance.

At management's request we valued Primal on the basis that there would be no "new money" invested to fund future growth (other than the already committed $4 million from Avery prior to the spin-off). Hence, with this key assumption, the Company's potential growth is limited to what cash flows it can generate internally to fund future growth. Our projected financial statements reflect this fundamental constraint.

Our assessment of the degree of uncertainty concerning the projected future financial performance of Primal is therefore dependent upon the following observations:

 .   Overall, we assess the current general economic environment as having a relatively neutral impact on the value of Primal Solutions. Increased economic growth will generate more demand for the Company's services, but increased input cost (labor and capital) will tend to hamper growth and profit margins.

 .   The growth of the global telecommunications market has been strong. Annual global spending on telecom services, already $726 billion, is expected to grow to $1 trillion by 2001.

 .   We would characterize the IT service providers segment of the telecommunications industry as one that has strong potential growth accompanied by rapid technological evolution, but constrained by increasing competition, market turmoil, a deficiency of trained skilled workers, and lack of global communication standards.

 .   Because of the early stage of their life cycles, the changing nature of the marketplace itself as it rapidly evolves, the need to continually develop new product, and the cost of penetrating the expanding market, these software suppliers have been losing substantial amounts of income. Hence, a chronic condition for these "start-up" companies is a continual need for new capital to fund current losses and future growth. Equity investments in this economic sector are therefore bearing substantial risk, more akin to venture capital than established going concerns.

 .   Stock market volatility and a return to "earnings" as a basis for valuing stock will hamper the Company in the short run as it tries to establish itself as a new listing on the OTCBB, but should help it in the long-run if it can generate a positive earnings history.

 .   Primal was incorporated in June of 1996, thus providing only three full years of financial performance history.

 .   Historical sales growth has been very high, increasing from basically zero in June, 1996, to $11.1 million in 1999. Annual compound sales growth averaged 126% over the most recent 2-1/2 year period measured from 1-1-98 through 6-30-00 (using fiscal year 1997's sales of $1.1 million as a base). Sales grew 153% for the latest 12 months ended 6-30-00. Such strong sales growth is typical of a start-up firm penetrating a new market. We expect future percentage growth in sales to decline as the Company increases in size.

 .   Profitability for the three fiscal years ended December 31, 1997, 1998, 1999 and the latest 12 months ended June 30, 2000, was highly variable, with only FY1999 posting a net profit margin of 2.5% (the 3-1/2 year average net profit margin was a -14.8%, with a -12.7% posted for the latest 12 months ended 6-30-00). However, such negative profit margins are to be expected for such a start-up service company experiencing strong growth in a dynamic and evolving marketplace.

 .   Since its inception, Primal has acquired almost $4.4 million in equity financial support, providing the necessary funding to build the Company's business. Primal is in need of an additional $4 million in such funding which its parent company, Avery Communications, has committed to provide prior to the spin-off. Management believes this will be sufficient financial support to fund the Company to the point of profitability and internal cash flows sufficient to finance future growth, though at a more moderate pace.

 .   Primal's management has generated forecasts and budgets in the past.
    However, subsequent Company performance has rarely met those projections, sometimes falling below them and sometimes exceeding them. This is also typical of a start-up firm in which future activity is difficult to predict. However, as the Company matures and increases in size, predictability of future sales and profits should improve.

As of the writing of this valuation report, Primal's management was working from a financial performance business plan for the two fiscal years ended December 31, 2000 and 2001. The Company's management has also reviewed the basic assumptions concerning the long-term outlook. Primal's management has stated that the approximate 1-1/4 year projections for 2000/2001 and the longer-term projections provided below seem reasonable. However, as with all forward looking statements, there can be no guarantee that Primal will actually perform as indicated. Taking into consideration all of the factors reviewed and analyzed so far in this valuation, we have made the following basic assumptions as to the future financial performance of Primal:

1. Sales Growth Assumptions - Expected growth in revenues is probably the most important valuation factor for high growth start-up service companies such as Primal. Penetrating new market niches and building a lasting base of business is the greatest strategic challenge for such firms. Management's current business plan through FY2001 indicates that based primarily on business already sold, sales are expected to be somewhat down in FY2000 at $9-10 million. However, based upon follow-on work plus new product roll-outs, the Company expects sales to increase to $15 million in FY2001, the second year of its current budget plan. Subsequent to FY2001, the Company sales growth is assumed to substantially moderate to an average of about 20% per year over the following five years, very much in-line with overall industry growth expectations. Primal is expected to attain the $30 million sales level within five years. Given the nature of the chaotic evolving and highly competitive telecommunications services markets Primal participates in, such future expectations contain a high degree of uncertainty and therefore generate a high degree of risk relative to the equity investors.

2. Profitability Assumptions - Net profitability is one of the most important indicators of value, especially for service firms which do not employ a high degree of operating leverage. High growth service companies almost always experience negative current period profit margins due to the need to continually "invest in the future" by hiring new people to develop and support the products and services that will generate the next period's growth. As a firm becomes larger and subsequent future growth moderates, profitability should turn positive. As with such high-growth service firms in general, so it should be with Primal. Management's current budget plan calls for a loss of over $5 million in FY2000, followed by a loss of almost $4 million in FY2001. As growth moderates starting in FY2002, the Company should attain positive profitability, improving to a stabilized net profit margin range of 5% to 6% of sales, modest but appropriate in this highly competitive industry. Given Primal's stage in its life-cycle, the Company must achieve profitability by FY2002 or before, or the Company will be forced to find additional equity funding. This situation therefore indicates that current equity investors have assumed a high degree of risk.

3. Asset Utilization & Reinvestment Assumptions - A key consideration in the valuation of any going concern enterprise is the efficiency with which the firm utilizes its productive asset base (i.e., the left-hand side of the balance sheet). The productive assets of telecommunication service companies are generally composed of cash and accounts receivable, office equipment, and a group of intangible assets including installed workforce, customer relationships, proprietary service technologies and going concern goodwill. The intangible assets generally provide most of the going concern value of such service companies, and generally are not "booked" on the balance sheet (unless the firm has acquired another company in excess of book value as did Avery in its acquisition of Primal in September of 1999). Under management's current business plan, it is assumed that total asset turnover (including some $4.2 of booked goodwill due to the Corsair acquisition) will improve from about 0.9 times to almost 2 times five to seven years from now. This will be based on growth and reinvestments funded internally after receiving the $4 million of additional funding from Avery Communications and after achieving profitability in FY2002. A stabilized total asset turnover ratio of 2 times over the long-term is not an aggressive assumption.

4. Financial Leverage Assumptions - Another key valuation consideration is the management of the funding side of the balance sheet (i.e., the right-hand side which contains the funding sources of all liabilities and equity together). As an enterprise grows, it reinvests in its productive asset base in order to sustain that growth. Equity holders help fund that reinvestment through purchasing additional equity stock and through the retention of earnings. Debt is also used to assist in funding the growth of the productive asset base. The more debt a company uses, the more financial risk is incurred by the company and the riskier an investment in that firm's equity becomes. Under management's current business plan, it is assumed that equity as a percent of total booked assets will improve from about 30% as of June 30, 2000 to about 40% as of December 31, 2000 as a result of Avery's $4 million of additional funding. However, due to the $4 million of projected losses for FY2001, Primal's equity funding is assumed to "bottom-out" at less than 2% of total assets, before climbing due to achieving profitability to a stabilized sustainable level of 35% to 40% over the long-term. The projected level of equity of less than 2% as of FYE2001 indicates that the Company and current equity holders will be facing substantial financial risk.

The effects of these four basic financial performance assumptions is to generate sales that are projected to grow to $15 million in 2001, $20 million in FY2002, and increase almost to $60 million in FY2008. Net profitability is in the red in both FY2000 and FY2001, but moves to "break-even" in FY2002 and expands to over $3 million long-term. Total assets grow from $10 million at the end of fiscal FY2000 to almost $30 million in FY2008, with equity expanding to almost $12 million or 40% of total assets as of FY2008. Returns on equity move from the red in FY2000 and FY2001 to a long-term stabilized return of about 27%. Primal begins to generate a dividend paying capacity only in year FY2007, stabilizing in FY2008 at about 50% of net income or $1.6 million.

Management's business plan through FY2001, and the subsequent projections contain a high level of uncertainty, especially regarding assumed sales growth and profitability. Uncertainty translates into investment risk as far as equity holders are concerned. Hence, given the start-up stage of Primal's life cycle, its need for additional funding in the future ($4 million of which Avery Communications is providing), and the uncertainty surrounding its ability to achieve future growth and profitability, we believe that an equity investment in Primal would command a substantial "risk premium" over and above that normally required for publicly held minority interest equity investments.

We therefore discounted these projected cash flows at an investment risk adjusted discount rate of 25%, which has a substantial risk premium imbedded (large capitalization publicly traded stocks have historically returned 12% to 15% per year, and small capitalization stocks 15% to 20% per year). The selected discount rate reflects the rate of return that we estimate would be reasonably required by providers of common equity capital to Primal Solutions to compensate such providers for the time value of their money, as well as the risks inherent in their investment. The terminal value was determined by utilizing a single period capitalization of the estimated cash flow for FY2008, using the 25% discount rate and a long-term growth rate of 15% yielding a 10% capitalization rate.

The result of these calculations was that we determined that the "market capitalization" ("MCAP") of Primal Solutions' common equity on a freely tradeable minority interest basis was $3.1 million. We then took into account Primal Solutions' likely "thin" trading environment on the over-the-counter market, concluding that minority shareholders would likely suffer a further discount for lack of marketability approximating -15%. After assessing this further discount, we concluded that the aggregate fair market value on an OTCBB marketable minority interest basis of Primal Solutions' common equity would have a "thinly traded" MCAP value of $2.7 million.

The Publicly Traded Guideline Valuation Method

The public company guideline valuation method under the Market Approach is a method of determining the fair market value of a company's common stock by determining the level of funds generated from operations which is considered to be representative of the future operating performance of the company and capitalizing this level at a selected multiple based on market capitalization multiples of similar publicly traded companies. Certain normalization adjustments for non-operating assets, interest-bearing debt, and preferred stock dividend requirements are made to determine the representative level of funds available to the common stock to be capitalized.

Such comparable publicly traded "Guideline" companies that are available are selected for comparison purposes and a comparative risk analysis is performed. The selection of appropriate multiples for the company is made based on this comparative risk analysis and a thorough analysis of the comparable market multiples. Capitalizing the representative levels at the selected multiple determines the company's aggregate freely traded minority interest market value. A final adjustment to account for the restricted marketability inherent in being traded on the OTCBB market was then applied to determine the fair market value of the company's common equity. We believe this assessment is a reliable indication of fair market value.

In employing the market based capitalization of funds valuation method, SE Biz Val examined over 120 publicly held companies involved in software-based business-to-business services provided to the telecommunications industry. From that initial review, SE Biz Val selected seven publicly held companies who most closely resembled Primal Solutions' operations historic financial performance (no one company was strictly comparable in terms of business activities).


  ACE*COMM Corporation - traded on the Nasdaq national market - ticker ACEC
  --------------------
  Alysis Technologies, Inc. - traded on the Nasdaq national market - ticker ALYS
  -------------------------
  Daleen Technologies, Inc. - traded on the Nasdaq national market - ticker DALN
  -------------------------
  ION Networks, Inc. - traded on the Nasdaq national market - ticker IONN
  ------------------
  TCSI Corporation - traded on the Nasdaq national market - ticker TCSI
  ----------------
  Telemate.Net Software, Inc. - traded on the Nasdaq national market - ticker
  ---------------------------
  TMNT
  Veramark Technologies, Inc. - traded on the Nasdaq national market - ticker
  ---------------------------
  VERA

These seven publicly held "Guideline" companies ranged in size from $13 million in sales to over $32 million in sales for the latest available 12-month period, as compared to Primal's revenues of $11.4 million. In most cases, these companies were substantially better capitalized and had experienced stronger growth in earnings before interest and taxes ("EBIT") profits than Primal Solutions.

We would characterize all of the guideline companies, as well as Primal, as young, relatively fast growing companies still in the "start-up" phase of their life cycles. Six of the seven guideline companies were still incurring losses (only ACE*COMM, a direct competitor of Primal and the largest guideline company, was profitable in the latest available 12 month period). Companies in this stage of their life cycle are "capital hungry" and require periodic infusions of investment capital to fund their losses and continued growth. Over the past three fiscal years, all of the seven guideline companies had received substantial equity investment funds, primarily from IPO financing, averaging almost $9 million per year, compared to Primal's 3-year average of only $1.5 million. Consequently, many of the guideline companies had large cash balances as of the valuation date, having yet "burned through" their most recent capital infusion. As a result the "Cash Burn Rate - Days Cash Available" averaged 280 days over the past 3 fiscal years compared to Primal's 3-year average of only 98 days (i.e., the time it would take to consume cash balances by all operating expenses - excluding cost of sales and interest expenses). Overall we characterized Primal's investment risk relative to the seven guideline companies as being "more risky" and therefore deserving a substantial discount to the market valuation capitalization multiples.

However, because all but one of the seven guideline companies were currently losing money, we could not use any of the valuation capitalization multiple based on earnings (i.e., the classic Price/Earnings multiple was unavailable in this case). Hence, we turned to market capitalization multiples of revenues, gross profit, cash flow, and the book value of the equity as our indicators of market value. These market capitalization multiples on trailing 12-month data of the seven publicly traded Guideline companies ranged from 1.4 - 9.3 times revenues, from 1.9 - 13.6 times gross profit, 16.4 times EBITDA cash flow (i.e., "earnings before interest, taxes, depreciation and amortization" - only one of the seven guideline companies achieved a positive EBITDA for the trailing 12 months), and from 0.6 - 7.3 times equity book value. Most of the difference in market capitalization multiples were attributable to the strong growth outlook for the highly valued companies, versus lower growth, less profitability and weaker financial conditions of the lower valued companies.

After performing a comparative analysis between Primal Solutions and these seven Guideline companies, SE Biz Val determined that the "market capitalization" ("MCAP") of Primal Solutions' equity on a freely tradable minority interest basis was $4.9 million. This MCAP value reflects multiples of 0.4X latest sales, 0.7X latest gross profit, 16.6X latest EBITDA, and a 0.7X multiple of the adjusted equity book value (after adding Avery's additional contribution of $4 million of funding prior to the spin-off). This valuation represented a substantial 38% "discount to the market" due to Primal's smaller size, earlier stage of its life cycle, and the need to find additional capital to fund future growth. SE Biz Val then further considered the nature of Primal Solutions' likely "thin" trading environment on the OTCBB market, concluding that minority shareholders would likely suffer a further discount for restricted marketability approximating -15%. After assessing this further discount, SE Biz Val concluded that the aggregate fair market value on an OTCBB marketable minority interest basis of Primal Solutions' equity would have a "thinly traded" MCAP value of $4.2 million.

Appraisal Conclusion

After reviewing all of the relevant data, we concluded that the fair market value conclusion obtained from the cost of capital based discounted projected cash flow method was more reliable than that resulting from the market based capitalization of funds valuation method due to Primal's smaller size, earlier stage of its life cycle, uncertainty of obtaining future growth capital, and overall greater investment risk. Hence, we weighted the income approach result more heavily than the market approach result, thereby concluding that the fair market value of Primal Solutions' common stock after the spin-off was $0.16 per share. The schedule below presents this conclusion:

                            Primal Solutions, Inc.
              Reconciliation of Fair Market Values - Common Stock
                   Conclusion of FMV Rounded to $0.01/share


                                   Aggregate FMV    Weighting     Wtd Sum
                                   --------------  -----------  -----------

 Income Approach                   2,650,000          70%        1,855,000
 Market Approach                   4,160,000          30%        1,248,000
  Asset Approach                      nm              nm            nm
                                                                -----------
                                                   Sub-total    $3,103,000
                                                                ----------

Per Share FMV (rounded to $.01)    19,696,957 shs  equals       $0.16/share
                                   --------------               -----------

  Resultant Aggregate Fair Market Value            equals       $3,151,513
                                                                ----------

Therefore, based upon the investigation, premises, provisos, and relevant analyses outlined above, as of September 15, 2000, our independent objective opinion of the fair market value on an OTCBB marketable minority interest basis of the capital stock of Primal Solutions, Inc. is to be reasonably stated in the amount of $3.15 million, or $0.16 per share based on 19,696,957 shares of common stock issued and outstanding after the spin-off. If necessary, we will update our appraisal of the fair market value of Primal's common stock received as of the spin-off distribution date.

In accordance with its engagement letter, SE Biz Val has addressed its report solely to the Board of Directors of Avery for their use in connection with their review and evaluation of the spin-off. Pursuant to its engagement letter, SE Biz Val will receive a fee of $25,000 upon the delivery of its appraisal and Avery has agreed to indemnify SE Biz Val for certain liabilities which may arise out of the rendering of SE Biz Val's appraisal.



For the Firm
SE Biz Val, LLC


John C. Hawthorne, ASA, CFA, FIBA, MCBA
Principal